Computershare Trust Company of Canada
Sixth Floor
530 8th Avenue SW
Calgary, Alberta
T2P 3S8
Telephone 1-403-267-6800
Facsimile 1-403-267-6529
www.computershare.com

LETTER OF CONFIRMATION

November 17, 2006

To: Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
TSX Exchange

Dear Sirs:

Subject: *Points International Ltd.*

We confirm that the following materials were sent by pre-paid mail on November 14, 2006 to the registered holders of Common Shares of the Corporation:

1. Notice of Special Meeting of Shareholders
2. Management Information Circular
3. Proxy
4. Proxy Return Envelope

We further confirm that copies of the above-mentioned materials were sent by courier on November 14, 2006, to those intermediaries holding Common Shares of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"signed by"

Julie Marsan
Mailing Professional
ClientServicesMailings@Computershare.com

cc: Points International Ltd.
Attn: Gail Flint